Cyxtera Technologies, Inc.

2333 Ponce de Leon Boulevard, Suite 900

Coral Gables, Florida 33134

August 18, 2022

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	CYXTERA TECHNOLOGIES, INC.

Registration Statement on Form S-3 (Registration No. 333-266830)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-266830) (the “Registration Statement”) of Cyxtera Technologies, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on August 22, 2022, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Jason Licht at (202) 637-2258 or Marc Jaffe at (212) 906-1281.

If you have any questions regarding the foregoing, please do not hesitate to contact Jason Licht at (202) 637-2258 or Marc Jaffe at (212) 906-1281, of Latham & Watkins LLP. Thank you in advance for your consideration.

Very truly yours,

CYXTERA TECHNOLOGIES, INC.

By:	/s/ Victor Semah
	Name:	Victor Semah
	Title:	Chief Legal Officer

cc:	Nelson Fonseca, Cyxtera Technologies, Inc.
Jason Licht, Latham & Watkins LLP
Marc Jaffe, Latham & Watkins LLP